                                        Filed Pursuant to Rule 424 (b)(3) of the
                                        Rules and Regulations Under the
                                        Securities Act of 1933
                                        Registration Statement No. 333-40977


PROSPECTUS SUPPLEMENT

(To Prospectus dated April 21, 2000)



                                  $185,000,000

                             K & F Industries, Inc.

                    9 1/4% Senior Subordinated Notes Due 2007





         This Prospectus Supplement, together with Prospectus, is to be used by Lehman Brothers in connection with offers and sales of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Lehman Brothers may act as principal or agent in such transactions.



August 14, 2000

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 10-Q

(X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2000
                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  Commission file number:   33-29035
                                         --------------

                             K & F Industries, Inc.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



              Delaware                               34-1614845
              --------                               ----------
  (State or other jurisdiction of        (I.R.S. Employer Identification No.)
  incorporation or organization)


    600 Third Avenue, New York, New York               10016
    ------------------------------------               -----
  (Address of principal executive offices)           (Zip Code)



Registrant's telephone number including area code      (212) 297-0900
                                                  -------------------------


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes [X]   No
                                      -----    -----

As of August 1, 2000, there were 740,398 shares of common stock outstanding.

                          PART I. FINANCIAL INFORMATION
                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                            June 30,            December 31,
                                                              2000                  1999
                                                              ----                  ----
ASSETS:
Current Assets:
  Cash and cash equivalents                              $   3,672,000         $   3,584,000
  Accounts receivable, net                                  44,520,000            51,870,000
  Inventory                                                 72,293,000            68,848,000
  Other current assets                                         770,000               801,000
  Deferred income taxes                                     23,078,000            18,063,000
                                                         -------------         -------------
Total current assets                                       144,333,000           143,166,000
                                                         -------------         -------------

Property, plant and equipment                              161,102,000           159,331,000
  Less, accumulated depreciation and amortization           88,641,000            88,130,000
                                                         -------------         -------------
                                                            72,461,000            71,201,000
                                                         -------------         -------------

Prepaid pension cost                                        17,814,000            17,814,000
Deferred charges, net of amortization                       29,969,000            30,534,000
Cost in excess of net assets acquired, net of
  amortization                                             165,733,000           168,787,000
Intangible assets, net of amortization                      10,072,000            10,366,000
                                                         -------------         -------------
                                                         $ 440,382,000         $ 441,868,000
                                                         =============         =============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current Liabilities:
  Accounts payable, trade                                $  21,595,000         $  17,687,000
  Current portion of senior term loans                       1,500,000             1,500,000
  Interest payable                                           5,187,000             4,506,000
  Other current liabilities                                 39,984,000            42,851,000
                                                         -------------         -------------
Total current liabilities                                   68,266,000            66,544,000
                                                         -------------         -------------

Postretirement benefit obligation other
  than pensions                                             79,167,000            78,667,000
Other long-term liabilities                                  3,513,000             6,266,000
Deferred income taxes                                       18,527,000                    --
Senior revolving loan                                       22,000,000             7,000,000
Senior term loan A                                          48,125,000            48,375,000
Senior term loan B                                         136,250,000           191,750,000
9 1/4% senior subordinated notes due 2007                  185,000,000           185,000,000

Stockholders' Deficiency:
  Common stock, $.01 par value - authorized,
    1,000,000 shares; issued and
    outstanding, 740,398 shares                                  7,000                 7,000
  Additional paid-in capital                               (63,259,000)          (63,259,000)
  Deficit                                                  (57,172,000)          (78,696,000)
  Accumulated other comprehensive income                       (42,000)              214,000
                                                         -------------         -------------
Total stockholders' deficiency                            (120,466,000)         (141,734,000)
                                                         -------------         -------------
                                                         $ 440,382,000         $ 441,868,000
                                                         =============         =============

                 See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)




                                                Six Months Ended
                                                ----------------
                                         June 30,              June 30,
                                           2000                  1999
                                           ----                  ----
Sales                                 $ 184,203,000         $ 173,031,000
Costs and expenses                      124,877,000           120,720,000
Amortization                              4,084,000             4,338,000
                                      -------------         -------------
Operating income                         55,242,000            47,973,000
Interest and investment income              150,000               111,000
Interest expense                        (19,152,000)          (20,634,000)
                                      -------------         -------------
Income before income taxes               36,240,000            27,450,000
Income tax (provision) benefit          (14,716,000)            7,857,000
                                      -------------         -------------
Net income                            $  21,524,000         $  35,307,000
                                      =============         =============


                 See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)




                                              Three Months Ended
                                            --------------------------
                                         June 30,             June 30,
                                           2000                1999
                                        ----------          -----------
Sales                                 $ 98,741,000         $ 84,200,000
Costs and expenses                      65,234,000           58,412,000
Amortization                             2,048,000            2,174,000
                                      ------------         ------------
Operating income                        31,459,000           23,614,000
Interest and investment income              86,000               54,000
Interest expense                        (9,487,000)         (10,299,000)
                                      ------------         ------------
Income before income taxes              22,058,000           13,369,000
Income tax (provision) benefit          (8,505,000)           9,168,000
                                      ------------         ------------
Net income                            $ 13,553,000         $ 22,537,000
                                      ============         ============


                 See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                           Six Months Ended
                                                     -------------------------------
                                                     June 30,              June 30,
                                                       2000                 1999
                                                     --------              --------
Cash flows from operating activities:
 Net income                                        $ 21,524,000         $ 35,307,000
 Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Depreciation and amortization                      7,900,000            8,706,000
   Non-cash interest expense - amortization
    of deferred financing charges                       876,000              918,000
   Deferred income taxes                             13,512,000           (8,671,000)
   Changes in assets and liabilities:
    Accounts receivable, net                          7,251,000          (16,937,000)
    Inventory                                        (3,602,000)          (5,515,000)
    Other current assets                                 31,000             (194,000)
    Accounts payable, interest payable, and
     other current liabilities                        1,722,000            5,874,000
    Postretirement benefit obligation other
     than pensions                                      500,000              200,000
    Other long-term liabilities                      (2,753,000)              91,000
                                                   ------------         ------------
 Net cash provided by operating
  activities                                         46,961,000           19,779,000
                                                   ------------         ------------

Cash flows from investing activities:
 Capital expenditures                                (5,076,000)          (4,613,000)
 Deferred charges                                    (1,047,000)            (141,000)
                                                   ------------         ------------
 Net cash used in investing activities               (6,123,000)          (4,754,000)
                                                   ------------         ------------

Cash flows from financing activities:
 Payments of senior revolving loan                  (52,000,000)         (35,000,000)
 Payments of senior term loans                      (55,750,000)         (27,750,000)
 Borrowings under senior revolving loan              67,000,000           44,000,000
                                                   ------------         ------------
 Net cash used by financing activities              (40,750,000)         (18,750,000)
                                                   ------------         ------------

 Net increase (decrease) in cash and cash
   equivalents                                           88,000           (3,725,000)
Cash and cash equivalents, beginning of
 period                                               3,584,000            6,844,000
                                                   ------------         ------------

Cash and cash equivalents, end of period           $  3,672,000         $  3,119,000
                                                   ============         ============
Supplemental cash flow information:
 Interest paid during period                       $ 17,595,000         $ 19,729,000
                                                   ============         ============

                 See notes to consolidated financial statements.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1. The accompanying unaudited consolidated financial statements have been prepared by K & F Industries, Inc. and Subsidiaries (the "Company") pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated statements of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto included in the Company's December 31, 1999 Annual Report on Form 10-K.

2.       Receivables are summarized as follows:


                                           June 30,          December 31,
                                            2000                 1999
                                            ----                 ----
Accounts receivable, principally
  from commercial customers             $ 40,396,000         $ 46,510,000
Accounts receivable, on U.S.
  Government and other
  long-term contracts                      4,366,000            5,634,000
Allowances                                  (242,000)            (274,000)
                                        ------------         ------------
                                        $ 44,520,000         $ 51,870,000
                                        ============         ============

  3. Inventory consists of the following:

                                              June 30,         December 31,
                                               2000                1999
                                            -----------        -----------
Raw materials and work-in-process           $39,857,000        $37,216,000
Finished goods                               20,561,000         22,069,000
Inventoried costs related to U.S.
  Government and other long-term
  contracts                                  11,875,000          9,563,000
                                            -----------        -----------
                                            $72,293,000        $68,848,000
                                            ===========        ===========


The Company customarily sells original wheel and brake equipment below cost as an investment in a new airframe which is expected to be recovered through the subsequent sale of replacement parts. These commercial investments (losses) are recognized when original equipment is shipped. Losses on U.S. Government contracts are immediately recognized in full when determinable.

                     K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year.

4. Other current liabilities consist of the following:

                                                   June 30,         December 31,
                                                     2000               1999
                                                     ----               ----
Accrued payroll costs                            $14,985,000        $18,733,000
Accrued taxes                                      3,920,000          3,429,000
Accrued costs on long-term contracts               2,790,000          2,875,000
Accrued warranty costs                            11,487,000          9,626,000
Customer credits                                   1,735,000          3,312,000
Postretirement benefit obligation other
  than pensions                                    3,000,000          3,000,000
Other                                              2,067,000          1,876,000
                                                 -----------        -----------
                                                 $39,984,000        $42,851,000
                                                 ===========        ===========

5.   Contingencies

There are various lawsuits and claims pending against the Company incidental to its business. Although the final results in such suits and proceedings cannot be predicted with certainty, in the opinion of the Company's management, the ultimate liability, if any, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6.   Comprehensive Income

                                                    Three Months Ended
                                               ------------------------------
                                               June 30,             June 30,
                                                2000                 1999
                                                ----                 ----
Net income                                  $ 13,553,000         $ 22,537,000
Other comprehensive income:
  Cumulative translation adjustments            (180,000)            (145,000)
                                            ------------         ------------
Comprehensive income                        $ 13,373,000         $ 22,392,000
                                            ============         ============



                                                     Six Months Ended
                                               ------------------------------
                                               June 30,             June 30,
                                                2000                 1999
                                               --------             ----------
Net income                                  $ 21,524,000         $ 35,307,000
Other comprehensive income:
  Cumulative translation adjustments            (256,000)            (205,000)
                                            ------------         ------------
Comprehensive income                        $ 21,268,000         $ 35,102,000
                                            ============         ============

                    K & F INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

7.       Segments

The following represents financial information about the Company's segments:


                                                Three Months Ended
                                            ------------------------------
                                            June 30,            June 30,
                                             2000                1999
                                            ---------           ----------
Sales:
    Aircraft Braking Systems            $ 86,009,000         $ 73,498,000
    Engineered Fabrics                    12,732,000           10,702,000
                                          ----------           ----------
                                        $ 98,741,000         $ 84,200,000
                                        ============         ============

Earnings Before Interest, Taxes,
 Depreciation and Amortization:
    Aircraft Braking Systems            $ 32,827,000         $ 26,022,000
    Engineered Fabrics                     2,660,000            1,703,000
                                          ----------           ----------
                                        $ 35,487,000         $ 27,725,000
                                        ============         ============

Operating Profits:
    Aircraft Braking Systems            $ 29,290,000         $ 22,405,000
    Engineered Fabrics                     2,169,000            1,209,000
                                          ----------           ----------
      Operating income                    31,459,000           23,614,000
    Interest expense, net                 (9,401,000)         (10,245,000)
                                          ----------           ----------
      Income before income taxes        $ 22,058,000         $ 13,369,000
                                        ============         ============

                                                 Six Months Ended
                                            -----------------------------
                                            June 30,             June 30,
                                             2000                 1999
                                            ---------            ---------
Sales:
    Aircraft Braking Systems            $ 161,461,000         $ 151,350,000
    Engineered Fabrics                     22,742,000            21,681,000
                                        -------------         -------------
                                        $ 184,203,000         $ 173,031,000
                                        =============         =============
Earnings Before Interest, Taxes,
 Depreciation and Amortization:
    Aircraft Braking Systems            $  59,051,000         $  53,108,000
    Engineered Fabrics                      4,091,000             3,571,000
                                        -------------         -------------
                                        $  63,142,000         $  56,679,000
                                        =============         =============
Operating Profits:
    Aircraft Braking Systems            $  52,134,000         $  45,407,000
    Engineered Fabrics                      3,108,000             2,566,000
                                        -------------         -------------
      Operating income                     55,242,000            47,973,000

    Interest expense, net                 (19,002,000)          (20,523,000)
                                        -------------         -------------
      Income before income taxes        $  36,240,000         $  27,450,000
                                        =============         =============


                                   June 30,         December 31,
                                    2000               1999
                                   ---------        --------------
Total Assets:
    Aircraft Braking Systems    $341,482,000        $360,490,000
    Engineered Fabrics            58,422,000          55,055,000
                                ------------        ------------
                                $399,904,000        $415,545,000
                                ============        ============

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Comparison of Results of Operations for the Six Months Ended June 30, 2000 and June 30, 1999

Sales for the six months ended June 30, 2000 totaled $184,203,000, reflecting an increase of $11,172,000 compared with $173,031,000 for the same period in the prior year. This increase was due to higher commercial transport and general aviation sales of $8,037,000 primarily for wheels and brakes on the MD-90, A-321, Canadair Regional Jet and Gulfstream programs, partially offset by lower sales on the MD-80, DC-10, DC-9 and Fokker 100 programs. Military sales increased $3,135,000 primarily due to higher shipments of aircraft fuel tanks on the F/A-18 program and wheels and brakes on various programs.

Operating income increased by $7,269,000 to $55,242,000, or 30.0% of sales for the six months ended June 30, 2000, compared with $47,973,000, or 27.7% of sales for the same period in the prior year. Operating margins increased primarily due to a favorable sales mix, the overhead absorption effect relating to the higher sales and operating efficiencies. Partially offsetting this increase was higher investments in original equipment for airframe manufacturers.

Interest expense, net decreased by $1,521,000 for the six months ended June 30, 2000 compared with the same period in the prior year. This decrease was due to a lower average debt balance, partially offset by higher interest rates on the Company's variable rate indebtedness.

The Company's effective tax rate of 40.6% for the six months ended June 30, 2000 differs from the statutory rate of 35% primarily due to state and local income taxes. The effective tax rate of (28.6)% for the six months ended June 30, 1999 differs from the statutory rate of 35% due to a net decrease in the valuation allowance partially offset by state and local income taxes. The increase in the effective rate in 2000 over 1999 is primarily due to a net decrease in the valuation allowance in the prior year.

Comparison of Results of Operations for the Three Months Ended June 30, 2000 and June 30, 1999

Sales for the three months ended June 30, 2000 totaled $98,741,000, reflecting an increase of $14,541,000 compared with $84,200,000 for the same period in the prior year. This increase was due to higher commercial transport and general aviation sales of $12,811,000 primarily for wheels and brakes on the MD-90, MD-11, Canadair Regional Jet and Gulfstream programs. Military sales increased $1,730,000 primarily due to higher shipments of aircraft fuel tanks on the F/A-18 program.

Operating income increased by $7,845,000 to $31,459,000, or 31.9% of sales for the three months ended June 30, 2000, compared with $23,614,000, or 28.0% of sales for the same period in the prior year. Operating margins increased primarily due to a favorable sales mix, the overhead absorption effect relating to higher sales and operating efficiencies. Partially offsetting this increase was higher investments in original equipment for airframe manufacturers.

Interest expense, net decreased by $844,000 for the three months ended June 30, 2000 compared with the same period in the prior year. This decrease was due to a lower average debt balance, partially offset by higher interest rates on the Company's variable rate indebtedness.

The Company's effective tax rate of 38.6% for the three months ended June 30, 2000 differs from the statutory rate of 35% primarily due to state and local income taxes partially offset by a net decrease in the valuation allowance. The effective tax rate of (68.6)% for the three months ended June 30, 1999 differs from the statutory rate of 35% due to a net decrease in the valuation allowance partially offset by state and local income taxes. The increase in the effective rate in 2000 over 1999 is primarily due to a larger decrease in the valuation allowance in the prior year.

Liquidity and Financial Condition

The Company expects that its principal use of funds for the next several years will be to fund capital expenditures, to make investments in new airframes and to pay interest and principal on indebtedness. The Company's primary source of funds for conducting its business activities and servicing its indebtedness has been cash generated from operations and borrowings under its revolving credit facility. At June 30, 2000, the Company had $21.5 million available to borrow under its $50 million revolving credit facility.

Cash Flows

During the six months ended June 30, 2000, cash provided by operating activities amounted to $46,961,000 and reflected $63,142,000 of earnings before interest, taxes, depreciation and amortization ("EBITDA"), decreases in accounts receivable of $7,251,000, increases in accounts payable of $3,908,000, partially offset by increases in inventory of $3,602,000, decreases in other current liabilities of $2,867,000, long-term liabilities of $2,253,000, increases in other working capital of $1,023,000 and interest payments of $17,595,000. During the six months ended June 30, 1999, cash provided by operating activities amounted to $19,779,000 and reflected $56,679,000 of EBITDA, increases in accounts payable of $5,778,000, increases in long-term liabilities of $291,000, partially offset by increases in accounts receivable of $16,937,000, increases in other working capital of $788,000, inventory of $5,515,000 and interest payments of $19,729,000.

During the six months ended June 30, 2000 and 1999, net cash used in investing activities amounted to $6,123,000 and $4,754,000, respectively. These expenditures were primarily for capital expenditures.

During the six months ended June 30, 2000 and 1999, net cash used by financing activities amounted to $40,750,000 and $18,750,000, respectively, each representing the repayment of indebtedness.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has $392.9 million of total debt outstanding at June 30, 2000. Of this amount, $185 million is borrowed at a fixed rate of 9 1/4% and the balance is borrowed under our credit facility. The interest rate for borrowings under the credit facility varies with LIBOR or the prime rate at the Company's option.

The Company entered into an interest rate swap agreement to reduce the impact of potential increases in interest rates. The interest rate swap agreement fixes the Company's LIBOR borrowing rate at 5.95% on $122 million at June 30, 2000 and matures on December 17, 2001 with an option for the counterparty to extend the agreement to December 17, 2003. Therefore, the Company has effectively fixed the interest rate on $307 million of its indebtedness at June 30, 2000. Given that approximately 78% of the Company's borrowings are at fixed interest rates, a change in rates of 10% would not have a significant impact on fair values, cash flows or earnings. The Company has no other derivative financial instruments.

                           PART II - OTHER INFORMATION

Item 6.  Exhibits and Reports on Form 8-K

(a)      Exhibits.

         None

(b)      Reports on Form 8-K.

         There were no reports on Form 8-K for the three months ended June 30, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             K & F INDUSTRIES, INC.
                                             ----------------------
                                                  Registrant




                                            /s/DIRKSON R. CHARLES
                                              ----------------------
                                               Dirkson R. Charles
                                             Chief Financial Officer
                                                      and
                                             Registrant's Authorized
                                                    Officer



Dated:   August 14, 2000